OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

ebank Financial Services, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

278608104

(CUSIP Number)

J. Matthew Martin
Shumacker Witt Gaither & Whitaker, P.C.
Suite 1100, 736 Market Street
Chattanooga, TN 37402
423-425-7000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 2, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 278608104

1.	Name of Reporting Person: Billy R. Jones		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,349,710

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,349,710

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,349,710

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 23.3%

14.	Type of Reporting Person (See Instructions): IN

2

Item 1.      Security and Issuer.

     This Amendment Number 4 to Statement on Schedule 13D (the “Statement”) relates to the Common Stock, (the “Common Stock”), of ebank Financial Services, Inc., a Georgia corporation (the “Issuer”), the principal executive offices of which are located at 2410 Paces Ferry Road, Suite 190, Atlanta, Georgia 30339.

Item 2.      Identity and Background.

     (a) Billy R. Jones.

     (b) 800 Satellite Boulevard, Suwanee, Georgia 30024.

     (c) Mr. Jones is the President of Crown Fiber Communications, Inc., a cable television construction company. The address of Crown Fiber Communications, Inc. is 800 Satellite Boulevard, Suwanee, Georgia 30024.

     (d) Mr. Jones has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Jones has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f) Mr. Jones is a citizen of the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration.

     The aggregate amount of funds used to purchase the shares of the Issuer reported in Item 4 was $184,067.64. Mr. Jones funded the purchase of such shares from his personal funds.

Item 4. Purpose of Transaction.

     Mr. Jones purchased 170,433 shares of the Issuer’s Common Stock in the Issuer’s offering to sell up to 3,703,704 shares of its Common Stock, which purchase completed his initial subscription for an aggregate of 1,000,000 shares of Common Stock. Mr. Jones acquired the shares of the Issuer reported herein for investment purposes.

     Mr. Jones presently intends to continue his participation in the Issuer’s offering to sell up to 3,703,704 shares of its Common Stock and has submitted an additional subscription agreement to the Issuer to purchase up to an additional 185,000 shares of Common Stock. However, Mr. Jones intends to limit his participation in the offering such that after the conclusion of such offering he beneficially owns no more than twenty four percent (24%) of the Issuer’s Common Stock, as calculated pursuant to the beneficial ownership rules promulgated by the Office of Thrift Supervision.

     Except as otherwise set forth herein, Mr. Jones does not have any present plans or proposals that relate to or would result in the following: the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer’s business or corporate structure; changes in the Issuer’s charter or by-laws or other actions that might impede the acquisition of control of the Issuer; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any other similar action.

Item 5.      Interest in Securities of the Issuer.

     (a) Mr. Jones is deemed to be the beneficial owner (pursuant to Rule 13d-3) of an aggregate of 1,349,710 shares of the Issuer’s Common Stock constituting 23.3% of the Issuer’s outstanding Common Stock. Such 1,349,710 shares of Common Stock consist of: (i) 1,049,710 shares of Common Stock owned directly by Mr. Jones; (ii) 200,000 shares of Series A Convertible Preferred Stock which are currently convertible into 200,000 shares of Common Stock; and (iii) a currently exercisable warrant to purchase 100,000 shares of Common Stock.

     (b) Mr. Jones has the sole power to vote and dispose of all of the shares of the Issuer reported herein.

     (c) None.

     (d) No other person other than Mr. Jones has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of the Issuer reported herein.

     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     From October 4, 2000 through June 5, 2001, the Issuer sold 500,000 “capital units” at a price of $10.00 per unit in a private offering. Each such capital unit consisted of four shares of Series A Preferred stock and a warrant to purchase two shares of Common Stock for $3.50 per share. Mr. Jones participated as an investor in such offering on the same terms and conditions as other investors. Accordingly, the Issuer and Mr. Jones are a party to a warrant agreement entitling Mr. Jones to purchase

100,000 shares of Common Stock. The warrant agreement terminates on the earlier of five years from its date of issue or thirty days after the Issuer notifies the holder that the closing price of the Issuer’s Common Stock has equaled or exceeded $5.00 per share for twenty consecutive trading days. The Issuer also entered into a registration rights agreement with Mr. Jones and each of the other investors in the private offering in order to assist such investors in selling shares of Common Stock underlying the Series A Preferred shares and warrant agreements. Pursuant to the terms of the registration rights agreements, the Issuer agreed to file a “shelf” registration statement registering the resale by the investors in such offering of shares of Common Stock underlying the Series A Preferred and the warrant agreements. The registration rights terminate on the earlier of (i) the date on which all of the holders of Series A Preferred shares and warrant agreements no longer hold any shares of Common Stock underlying such securities; or (ii) the date on which all of the shares of Common Stock underlying Series A Preferred shares and warrant agreements may be resold in a public transaction without registration under the Securities Act.

     As a holder of shares of the Issuer’s Series A Preferred Stock, Mr. Jones is entitled to receive dividends declared on such shares. The Company is obligated to pay cumulative dividends at an annual rate of 8% on such outstanding shares. The Company may, at its election, pay any such dividends in cash or additional shares of Common Stock. Accordingly, to the extent the Company elects to pay any future dividends in additional shares of Common Stock, Mr. Jones will be entitled to receive additional shares of Common Stock.

     Mr. Jones participated as an investor in the Issuer’s offering to sell up to 3,703,704 shares of Common Stock. Accordingly, Mr. Jones and the Issuer are also parties to a Stock Subscription Agreement executed in connection with such offering. Mr. Jones and the Issuer also entered into a Letter Agreement with respect to Mr. Jones’ participation in the Issuer’s current offering of Common Stock. Under the Letter Agreement, Mr. Jones agreed to purchase from time to time during the Issuer’s current offering an aggregate number of the Issuer’s Common Stock equal to the lesser of (i) that number of shares of Common Stock which would bring Mr. Jones’ beneficial ownership percentage to no more than 24% (as calculated pursuant to applicable OTS rules); or (ii) 1,000,000 shares of the Issuer’s Common Stock.

Item 7.     Material to be Filed as Exhibits.

     The following documents were filed as part of Mr. Jones’ original Schedule 13D and are incorporated herein by reference to such filing:

     Exhibit 99.1:           Warrant Agreement between the Issuer and Mr. Jones.

     Exhibit 99.2:           Registration Rights Agreement between the Issuer and Mr. Jones.

     The following documents were filed as part of Mr. Jones’ Amendment Number 1 to Schedule 13D and are incorporated herein by reference to such filing:

     Exhibit 99.3           Stock Subscription Agreement between the Issuer and Mr. Jones.

     Exhibit 99.4           Letter Agreement between the Issuer and Mr. Jones.

     The following document was filed as part of Mr. Jones’ Amendment Number 2 to Schedule 13D and is incorporated herein by reference to such filing:

     Exhibit 24           Power of Attorney

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Richard K. Babush for Billy R. Jones
Attorney-in-fact

Date: June 3, 2004